UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for February 27, 2017

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosure : Sasol appoints independent non-executive directors


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:  JSE : SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")


SASOL APPOINTS INDEPENDENT NON-EXECUTIVE DIRECTORS

Sasol today announced the appointment of Mss Gesina Maria
Beatrix (Trix) Kennealy and Mpho Elizabeth (Mpho) Nkeli as independent non-executive directors of the Company with effect from 1 March 2017.

Ms Kennealy holds BComm (Accountancy) and BComm (Accountancy) Honours degrees and qualified as a chartered accountant in 1982. She served as the Chief Financial Officer of the South African Revenue Service from January 2009 until her retirement in December 2013. Before that she served as the Chief Operating Officer of Absa Capital from 2006 to 2009. Her previous senior financial management positions were at Absa Bank, BHP Billiton South Africa and Samancor Chrome. Trix also serves on the Board of Standard Bank Group Limited and chairs the Accounting Standards Board.
Ms Nkeli holds BSc (Environmental Science) and MBA degrees. She served Vodacom Group Limited as the Chief HR Officer responsible for Health, Safety, Environment and Facilities and was an executive director of Vodacom South Africa (Pty) Limited from 2011 to 2014, having previously served as an executive director of Alexander Forbes from 2005 until 2010. She also served as a non-executive director on the Boards of Ellerine Holdings Limited and African Bank Investments Limited. Mpho is a member of the Boards of Impala Platinum Holdings Limited and Life Healthcare Group Limited. She previously chaired the Commission for Employment Equity.
"We are delighted to have two corporate leaders of the stature and calibre of Ms Kennealy and Ms Nkeli join our Board at the same time. Their experience, skill and expertise will bolster our bench strength to take over from long-serving directors and will significantly enhance our Board's diversity", said Dr Mandla Gantsho, Sasol's Chairman.

27 February 2017
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: February 27, 2017				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary